UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                      TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)



                           SPECTRASITE HOLDINGS, INC.
                                (Name of Issuer)


                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    84760T100
                                 (CUSIP Number)

                                 March 29, 2001
                   (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 84760T100                        13G               Page 2 of 9 Pages

1.      NAMES OF REPORTING PERSONS                     SBC Tower Holdings LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        74-2977611

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
        (a)
        (b)

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER:          0

6.      SHARED VOTING POWER: 14,291,997 shares

7.      SOLE DISPOSITIVE POWER:     0

8.      SHARED DISPOSITIVE POWER:   14,291,997 shares

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        14,291,997 shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                  [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):9.10% (based on 146,529,186 shares outstanding on February 28, 2001 and 10,507,590 shares (the estimated number of shares to be issued to SBC Tower Holdings LLC after February 28, 2001)).

12.     TYPE OF REPORTING PERSON:   OO

CUSIP No. 84760T100                        13G               Page 3 of 9 Pages

1.      NAMES OF REPORTING PERSONS                    SBC Communications Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        43-1301883

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
        (a)
        (b)

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER:          0

6.      SHARED VOTING POWER: 14,291,997 shares

7.      SOLE DISPOSITIVE POWER:     0

8.      SHARED DISPOSITIVE POWER:   14,291,997 shares

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:       14,291,997 shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):9.10% (based on 146,529,186 shares outstanding on February 28, 2001 and 10,507,590 shares (the estimated number of shares to be issued to SBC Tower Holdings LLC after February 28, 2001)).

12.     TYPE OF REPORTING PERSON:                                HC

CUSIP No. 84760T100                        13G               Page 4 of 9 Pages

1.      NAMES OF REPORTING PERSONS   New Southwestern Bell Mobile Systems, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        75-1905705

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
        (a)
        (b)

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER:          0

6.      SHARED VOTING POWER         14,291,997 shares

7.      SOLE DISPOSITIVE POWER:     0

8.      SHARED DISPOSITIVE POWER:   14,291,997 shares

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        14,291,997 shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):9.10% (based on 146,529,186 shares outstanding on February 28, 2001 and 10,507,590 shares (the estimated number of shares to be issued to SBC Tower Holdings LLC after February 28, 2001)).

12.     TYPE OF REPORTING PERSON:  CO

CUSIP No. 84760T100                        13G               Page 5 of 9 Pages

ITEM 1(a)      NAME OF ISSUER:

        The name of the Issuer is SpectraSite Holdings, Inc. (the "Issuer").

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The address of the Issuer's principal executive offices is 100 Regency Forest Drive, Suite 400, Cary, North Carolina 29511.

ITEM 2(a)      NAME OF PERSONS FILING:

        The names of the persons filing this Schedule 13G are SBC Tower Holdings LLC a Delaware limited liability company ("Tower Holdings"), SBC Communications Inc., a Delaware corporation ("SBC"), and New Southwestern Bell Mobile Systems, Inc., a Delaware corporation ("Mobile Systems") (collectively, the "Reporting Persons").

        Tower Holdings is a wholly owned indirect subsidiary of SBC. Mobile Systems serves as the Managing Member of Tower Holdings, and as such has the authority to direct the business affairs of Tower Holdings.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        The business address of Tower Holdings, SBC and Mobile Systems is 175 E. Houston Street, San Antonio, Texas 78205.

ITEM 2(c)      CITIZENSHIP:

        See Item 2(a) above.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

        The class of equity securities to which this Schedule 13G relates is the common stock, $.001 par value, of the Issuer (the "Common Stock").

ITEM 2(e)      CUSIP NUMBER:  84760T100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

CUSIP No. 84760T100                        13G               Page 6 of 9 Pages

ITEM 4.   OWNERSHIP:

        Aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)-(b) On August 25, 2000, SBC Wireless, Inc., a Delaware corporation ("SBC Wireless"), on behalf of itself and other affiliates of SBC which own telecommunications towers ("Towers"), the Issuer and Southern Towers, Inc. ("STI"), a subsidiary of Issuer, entered into an Agreement to Sublease (the "Agreement to Sublease"), pursuant to which Issuer and STI agreed to lease approximately 3900 Towers from SBC Wireless and its affiliates.

        Under the Agreement to Sublease, as consideration for the leasing of the Towers to STI, Tower Holdings and certain other affiliates of SBC ("Minority Owners") will receive prepaid rent in the aggregate amount of approximately $1.3 billion (assuming 3,900 Towers are leased), which is payable by approximately $983 million in cash and approximately $325 million in Issuer Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 14,291,997 shares of Issuer Common Stock. Minority Owners will only receive cash under the Agreement to Sublease while Tower Holdings will receive a combination of cash and stock.

        Since certain minority partner consents and ground lessor consents must be obtained before a Tower may be leased to STI, the leasing of the Towers will close in stages with the first closing occurring on December 14, 2000 and the last closing to occur in the first quarter of 2002. At each Closing Issuer and STI will pay consideration in cash and stock corresponding to the Towers being leased at that closing.

        To date Tower Holdings and the Minority Owners have contracted to lease approximately 1,072 Towers to the Issuer. As a result of the transactions contemplated under the Agreement to Sublease, Tower Holdings currently holds 3,784,407 shares of Issuer Common Stock, representing approximately 2.58% of the outstanding shares of the Issuer Common Stock; however, it is anticipated that when the last of the closings on the Towers takes place during the first quarter of 2002, Tower Holdings will have received approximately 14,291,997 shares of Issuer Common Stock, representing approximately 9.10% of the outstanding shares of the Issuer Common Stock.

        To partially protect SBC and its affiliates from a downturn in the price of Issuer Common Stock, the Agreement to Sublease provides that SBC or its affiliates may be entitled, under certain limited circumstances, to an additional payment, in the form of cash or stock (at Issuer's option), upon (i) the three year anniversary of the Agreement to Sublease, (ii) a change of control of Issuer or (iii) the sale of $75 million or more of Issuer Common Stock in an underwritten registered public offering pursuant to Sections 4, 5 or 6 of the Issuer's Registration Rights Agreement, dated as of April 20, 1999 (the "Registration Rights Agreement), as amended by Amendment No. 1 dated November 20, 2000, pursuant to which the Issuer added Tower Holdings as a party to the Registration Rights Agreement. If any of the triggering events were to occur, Tower Holdings may receive stock in addition to the 14,291,997 shares disclosed in this Schedule 13G.

CUSIP No. 84760T100                        13G               Page 7 of 9 Pages

(c)     Number of shares as to which such persons have:

        (i)  Sole power to vote or to direct the vote:        0

        (ii)  Shared power to vote or to direct the vote:     14,291,997 shares

        (iii)  Sole power to dispose or to direct the disposition of:  0

        (iv)  Shared power to dispose or to direct the disposition of:
              14,291,997 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        See Item 2(a) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

        Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

        Not applicable.

ITEM 10.       CERTIFICATIONS:

        By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 84760T100                        13G               Page 8 of 9 Pages


                                    SIGNATURE


        After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  March 29, 2001                  SBC TOWER HOLDINGS LLC
                                         By: New Southwestern Bell Mobile
                                             Systems, Inc., its Managing Member


                                         By: /s/ James S. Kahan
                                                James S. Kahan
                                                President


                                            SBC COMMUNICATIONS INC.



                                         By:/s/ James S. Kahan
                                            James S. Kahan
                                            Senior Executive Vice President -
                                            Corporate Development


                                            NEW SOUTHWESTERN BELL MOBILE
                                            SYSTEMS, INC.



                                          By:/s/ James S. Kahan
                                                James S. Kahan
                                                President

CUSIP No. 84760T100                        13G               Page 9 of 9 Pages

                                    Exhibit A


                             JOINT FILING AGREEMENT

        The undersigned hereby agree that this Schedule 13G with respect to the common stock, $.001 par value of SpectraSite Holdings, Inc., dated March 29, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 29, 2001                      SBC TOWER HOLDINGS LLC
                                            By: New Southwestern Bell Mobile
                                             Systems, Inc., its Managing Member


                                            By: /s/ James S. Kahan
                                                James S. Kahan
                                                President


                                            SBC COMMUNICATIONS INC.



                                            By: /s/ James S. Kahan
                                               James S. Kahan
                                               Senior Executive Vice President-
                                               Corporate Development


                                            NEW SOUTHWESTERN BELL MOBILE
                                            SYSTEMS, INC.



                                            By: /s/ James S. Kahan
                                                James S. Kahan
                                                President